Oncolytics Biotech® Aligns with FDA on Pivotal Study Design for Pelareorep in First-Line Pancreatic Cancer

Company to launch only current registration trial with an immunotherapy in first-line pancreatic cancer in first half of 2026

Trial design allows flexibility to include an experimental arm with checkpoint inhibitor combination

SAN DIEGO, CA, November 19, 2025 – Oncolytics Biotech® Inc. (Nasdaq: ONCY) (“Oncolytics” or the “Company”), a clinical-stage immunotherapy company developing pelareorep, today announced alignment with the U.S. Food and Drug Administration (“FDA”) regarding the design of its pivotal study of pelareorep in combination with standard-of-care therapy for the first-line treatment of metastatic pancreatic ductal adenocarcinoma (mPDAC).

The Company and the FDA completed a recent Type C meeting and have agreed on the key elements of the Phase 3 trial, which will evaluate pelareorep in combination with chemotherapy with or without a checkpoint inhibitor (“CPI”) compared to chemotherapy alone. As a result, Oncolytics now has a clear path to launch what it believes will be the only such pivotal study of an immunotherapy in mPDAC, an indication for which immunotherapies have provided very little benefit.

“We now have regulatory clarity to allow us to start a pivotal study and ultimately the chance to bring the first approved immunotherapy treatment option to the pancreatic cancer treatment landscape,” said Jared Kelly, Chief Executive Officer of Oncolytics Biotech. “The data speaks for itself, but we want to sincerely thank the FDA for its great work in helping us clear this initial regulatory hurdle. Although we still have work to do, we are laser-focused on bringing potential treatments to pancreatic cancer patients who desperately need more options.”

The pivotal trial design includes a control arm of gemcitabine plus nab-paclitaxel (GnP), an experimental arm evaluating GnP plus pelareorep and an additional optional experimental arm evaluating GnP plus pelareorep plus a CPI. The primary endpoint of the study is overall survival. Progression-free survival and objective response rate are secondary endpoints. The trial will be statistically powered to demonstrate a clinically meaningful survival benefit and will potentially incorporate an interim analysis to support the option for an accelerated registration timeline. Either experimental arm or potentially both could meet the required success criteria.

The study protocol also permits flexibility in CPI selection for the triple-combination arm. Pelareorep has been combined successfully with multiple checkpoint inhibitors—including atezolizumab, pembrolizumab, nivolumab, and retifanlimab—in gastrointestinal and other tumor types. The final CPI choice will reflect ongoing discussions internally and with potential partners.

Dr. Thomas Heineman, Chief Medical Officer of Oncolytics, stated, “The FDA’s feedback confirms that our design is appropriate to support registration if successful. We are now completing the administrative activities necessary to initiate the study, including finalizing the protocol, generation of supporting documents, and site selection. We also plan to announce the lead principal investigator once these preparations are complete.”

The Company is engaged in study start-up activities, including protocol review and site selection, and will provide periodic updates on the trial initiation process.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an investigational intravenously delivered double-stranded RNA immunotherapeutic agent. Pelareorep has demonstrated encouraging results in multiple first-line pancreatic cancer studies, two randomized Phase 2 studies in metastatic breast cancer, and early-phase studies in anal and colorectal cancer. It is designed to induce anti-cancer immune responses by converting immunologically “cold” tumors “hot” through the activation of innate and adaptive immune responses.

The Company is advancing pelareorep in combination with chemotherapy and/or checkpoint inhibitors in metastatic pancreatic and breast cancers, of which both development programs have received Fast Track designation from the FDA, and other gastrointestinal tumors. Oncolytics is actively pursuing strategic partnerships to accelerate development and maximize commercial impact. For more about Oncolytics, please visit: www.oncolyticsbiotech.com or follow the Company on social media on LinkedIn and on X @oncolytics.

Forward-looking statements
This press release contains forward-looking statements, within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements contained in this press release include statements regarding beliefs as to the potential, registration, mechanism of action and benefits of pelareorep as a cancer therapeutic; expectations regarding the initiation, design, protocol, lead principal investigator, and outcomes of a planned study of pelareorep in combination with standard-of-care therapy for the first-line treatment of metastatic pancreatic ductal adenocarcinoma; expectations relating to outcomes of ongoing and future studies; Oncolytics’ plan to continue actively pursuing strategic partnerships; its goals, strategies and objectives; and its belief in the clinical promise of pelareorep in metastatic pancreatic and other gastrointestinal cancers. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. These statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those anticipated. These risks include, but are not limited to, regulatory outcomes, trial execution, financial resources, access to capital markets, and market dynamics. Please refer to Oncolytics’ public filings with securities regulators in the United States and Canada for more information. The Company assumes no obligation to update forward-looking statements, except as required by law.

Company Contact
Jon Patton
Director of IR & Communication
jpatton@oncolytics.ca

Investor Relations for Oncolytics
Mike Moyer
LifeSci Advisors
+1-617-308-4306
mmoyer@lifesciadvisors.com

Media Contact for Oncolytics
Owen Blaschak

LifeSci Communications
oblaschak@lifescicomms.com